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                       Offshore Tool & Energy Corporation
                            300 St. Francis Street
                             Mobile, Alabama 36602
                                (334) 432-4772

                                 July 1, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance

            Re: Offshore Tool & Energy Corporation
                Form 10
                File 0-25941

Ladies and Gentlemen:

    Pursuant to the suggestion of the staff set forth in its comment letter dated June 22, 1999 in regard to the Form 10 filing of Offshore Tool & Energy Corporation, we hereby request that we be permitted to withdraw the Form 10 prior to its effective date of July 2, 1999. We will respond to the staff's comments when we refile the Form 10.

                                        Very truly yours,

                                        /s/ McGOWIN I. PATRICK, JR.
                                        --------------------------------------
                                        McGowin I. Patrick, Jr.
                                        President and Chief Operating Officer